FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2011

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

Registrant’s report on Form 053 filed with the Israeli Securities Authority regarding the Registrant's policies pertaining classification of related party transactions as negligible transactions, all in accordance with applicable Israeli law.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated: August 10, 2011

Report on Form 053 Filed with the Israeli Securities Authority

Classification of Related Party Transactions as negligible transactions

Below is the policy determining guidelines and rules for the classification of a transaction by the Company or of a consolidated company with a related party or with a party with whom the controlling shareholder in the Company has a personal interest in the transaction which is negligible, as stipulated in Section 41(A)(6)(1) of the Securities Regulations (Preparation of Annual Financial Statements), 5770 - 2009 (hereinafter, "Financial Statements Regulations"). These rules and guidelines will also be used to examine the extent of disclosure in the Company's periodic report and prospectus (including shelf prospectus reports) regarding a transaction by the Company, a corporation under its control and any affiliated company, with the controlling shareholder or in which the controlling shareholder has a personal interest in the approval, as stipulated in Section 22 of the Securities Regulations (Periodic and Immediate Reports), 5730 - 1970 (hereinafter, "Periodic Reports Regulations") and in Section 54 of the Securities Regulations (Details, Structure and Form of Prospectus and Draft Prospectus), 5729 - 1969 (hereinafter, "Details of Prospectus Regulations"), and in examining the need to file an immediate report in respect of said transaction of the Company, as stipulated in Regulation 37a(6) of the Period Reports Regulations  (the types of transactions stipulated in the Financial Statements Regulations, Periodic Reports Regulations and Details of Prospectus Regulations (hereinafter, "Related Party Transactions").

In the ordinary course of its business, the Company and its consolidated and affiliated companies conduct or may conduct transactions with related parties, and they have or may have commitments to conduct said transactions, including transactions of the types and with the characteristics set out below: Transactions for the receipt of banking and financial services from banks and financial institutions (including management of funds contributed by employers and employees to provident funds and further education funds); transactions for the purchase or sale of products and services (such as communications products and services, food products, paper products, tourism services, elementary insurances, vehicle leasing services, legal services); transactions for the lease of real estate assets.

In the absence of any special qualitative considerations given the specific circumstances, a transaction that is not extraordinary (in other words - it is conducted in the ordinary course of its business, under market conditions, and does not have a material impact on the Company), it will be considered a negligible transaction, if the relevant criteria calculated for the transaction (one or more, as set out below) is less than one percent (1%) of the Company's equity according to the Company's last consolidated financial statements, and  if the transaction amount does not exceed $1.2 million.

In any Related Party Transaction that has been evaluated and classified as a transaction that is not material, the relevant criteria shall be calculated as follows: (A) In the purchase of a fixed asset ("asset that is not a current asset") - the size of the transaction; (B) In the sale of a fixed asset ("asset that is not a current asset") - the profit/loss from the transaction; (C) In the incurrence of a monetary liability - the size of the transaction; (D) In the purchase/sale of products (with the exception of a fixed asset) or services - the size of the transaction.

In cases which, according to the Company's discretion, all of the aforementioned quantitative criteria are irrelevant in determining whether the Related Party Transaction is not material, the transaction shall not be considered material based on other relevant criteria set by the Company, provided that the relevant criterion calculated for the transaction is lower than one percent (1%).